

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-3561

Mail Stop 3561

December 9, 2009

David Berman
Chief Executive Officer
Stadium Entertainment Holding Corp.
888 Seventh Avenue, 35th Floor
New York, NY 10010

> **Re: Stadium Entertainment Holding Corp.**
> **Form 1-A Amendment No. 8**
> **Filed on December 2, 2009**
> **File No. 024-10240**

Dear Mr. Berman:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We reissue comment one from our letter dated November 25, 2009. We continue to note the analysis <u>the company provided Florida regulators</u> regarding the Regulation A exemption. Please note that Form 1-A is a document that is publicly available from the Public Reference Room and is available from other electronic sources, such as Thompson Research. Please also note that a

Regulation A offering is a public offering and therefore the Form 1-A is considered a general solicitation. Please advise.

Use of Proceeds, page 9

2. We reissue comment three from our letter dated November 25, 2009. The exhibits that have been filed with the Form 1-A only reflect $200,000 in notes that are not convertible – exhibits 6.18 and 6.19. Therefore, please revise the references to $220,000 of principal notes that may be exchanged for shares in this offering to reflect only the amount of notes that are not convertible, i.e. $200,000 or advise.

3. We reissue comment four from our letter dated November 25, 2009. Please revise the use of proceeds table to reflect repayment of the $200,000 of promissory notes that may not be exchanged for shares in this offering**.**

4. We partially reissue comment five from our letter dated November 25, 2009. Please provide more specificity regarding the compensation to be paid to officers and directors in the future. You state that you do not expect the amount to exceed $75,000; however, you have not provided certainty. Either provide clear disclosure or explain the contingencies and the specific changes that would result from those contingencies. Lastly, clarify whether this amount includes the potential bonus payments that may be paid to Mr. Berman and quantify the maximum that may be allocated to this use.

5. We note that the amount which was initially due in November 2009 has now been revised to be due in December 2009. Please file any amendments to your loan agreements.

Closing Comments

As appropriate, please amend your offering statement in response to the comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

You may contact Ethan Horowitz, the primary accounting examiner for this filing, at (202) 551-3311 or Brian Bhandari, Accounting Branch Chief, at (202) 551-3390 if you

have questions regarding comments on the financial statements and related matters.
Please contact Cathey Baker, the primary legal examiner for this filing, at (202) 551-3297
or Pamela Howell, Special Counsel, at (202) 551-3357 with other questions.

Sincerely,

John Reynolds
Assistant Director

cc: Philip D. Forlenza, Esq.
        Fax (732) 224-6599